Exhibit 99.1

Kenon’s Subsidiary OPC Announces Agreement for a New 99MW Power Plant in Israel

Singapore, May 27, 2020. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) is announcing that on May 26, 2020, SMS IDE Ltd. (“IDE”) notified Kenon’s subsidiary OPC Energy Ltd. (“OPC”) that it had won a build-operate-transfer (BOT) tender with the State of Israel for the construction, operation and maintenance of a seawater desalination plant (“Sorek 2”).

OPC, through its fully owned subsidiary, has an agreement with IDE, that provides that should IDE sign an agreement with the State of Israel as a result of winning the tender, OPC will construct, operate and maintain a gas-fired cogeneration power plant with a capacity of up to 99MW at the premises of the desalination plant, and sell electricity to the desalination plant for a period of 25 years.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the potential construction, operation and maintenance of the new 99MW power plant, including with respect to electricity sales. These statements are based on current expectations or beliefs, and are subject to uncertainty and risks, including the risk that IDE does not sign an agreement with the State of Israel and that OPC does not construct, operate or maintain the power plant or effect electricity sales as described or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.